

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 10, 2013

Lynn K. Stone, Esquire
Vice President, Corporate Counsel
Pruco Life Insurance Company
One Corporate Drive
Shelton, CT 06484

> Re: Pruco Life Flexible Premium Variable Annuity Account
>   Pruco Life of New Jersey Flexible Premium Variable Annuity Account
>   Initial Registration Statements on Form N-4
>   File Numbers: 333-184887, 333-184892, 333-184890, 333-184891, 333-184888
>   and 333-184889

Dear Ms. Stone:

The staff has reviewed the above-referenced registration statements, which the Commission received on November 13, 2012.   Based on your representation that all the filings have substantial similar changes, our comments below are based on a limited review of the courtesy copy of the Prudential Premier Advisor Series filing which you provided. These comments apply to the other filings as applicable.   Capitalized terms have the same meaning as in the courtesy copy.

1. Cover
   The Edgar class code should reflect the exact name of the contract as shown on the prospectus cover. Please either change the class code name or the name on the cover of the prospectus so that the two names are identical.

2. Fee Tables and Examples (Pages 3-10)
   (a) The current format is difficult to follow. Please revise the tables as required by Item 3 of form N-4 and provide us a copy of the revised fee tables in exactly the same format as they will appear in the prospectus.
   (b) In footnote 2 to the "Underlying Mutual Fund Portfolio Annual Expenses" table, please add a sentence regarding how the expense limitation may be terminated similar to that included in footnote 4.
   (c) In the introduction to the "Examples," please complete the year in the first bullet, and specify the gross total operating expense charge that is used in the examples.   In the last bullet, please clarify that there is no combination of optional riders that may be elected which

would result in a higher maximum charge than shown for the Spousal Highest Daily Lifetime Income v 2.1 with Highest Daily Death Benefit.

3. <u>Variable Investment Options (Page 15)</u>
   Please use the name of the current version of Highest Daily Lifetime Income (<u>i.e</u>. v.2.1) benefit in the second to last paragraph of this section.

4. <u>Additional Purchase Payments (Page 37)</u>
   Please clearly state the circumstances, without reference to the "include, but not limited to" language, when you will decline any Purchase Payments and state, if true, that notwithstanding anything else to the contrary, you reserve the right to cease allowing additional Purchase Payments at any time. Please also add that because you are frequently modifying benefits, the right to make additional Purchase Payments can terminate at any time. Further, disclose the consequences of this reservation, <u>i.e.</u>, that this may prevent the owner from funding the benefits under the contract. Please also identify any states in which this reservation does not apply. Please show all "Additional Purchase Payments" limitations in the same section, rather than scattered throughout the prospectus (See <u>e.g.</u> discussions on page 54, 66, 69, 77, 84, and 87).

5. <u>Restrictions on Transfers Between Investment Options (Page 45)</u>
   Please provide your legal basis for reserving "the right to effect transfer on a delayed basis for all Annuities."

6. <u>Living Benefits (Page 51)</u>
   (a) In the first paragraph please clarify that your reservation to cease offering any optional benefit only applies if the investor did not elect the benefit at issue or before the company exercised the right to cease offering the benefit. Please conform similar reservations located elsewhere in the prospectus (See <u>e.g.</u> reservation in discussion of "Highest Daily Lifetime Income v. 2.1 Benefit" on page 52 and with respect to the Spousal version on page 74).
   (b)Please revise the second sentence of the second paragraph without reference to the term "guaranteed." The use of "guaranteed" here is confusing in light of the guarantees you make if the Account Value is reduced to zero for any reason other than as a result of an Excess Withdrawal.
   (b)There appears to be a word or words missing from the second sentence (in all caps) on page 52. The limitations should only refer to the investment option selection, rather than to the "terms, conditions and limitations of each optional benefit…" Please provide notice and an opportunity to correct before terminating a benefit due to a transfer into a non-permitted option. Also, consider the feasibility of making a change to your systems so that a non-permitted option may not be selected in lieu of invoking your right to terminate. This change should also be made to item (vi) on page 60 (Termination of Benefit), on page 67 with regard to Highest Daily Lifetime Income v. 2.1 with the LIA Benefit, on page 75 with respect to the spousal version of the benefit, on page 93 and anywhere else that you have this restriction.

7. Highest Daily Lifetime Income v.2.1 Benefit (Page 53)
    Please cross-reference each place where the impact of an Excess Withdrawal on other
    optional benefits is discussed in the prospectus. Please also make this change on page 68
    with respect to the Spousal version of this benefit and elsewhere where the same point is
    discussed as to other riders.

8. Termination of Benefit (Page 60)
    In condition (v) please clarify, if true, that the benefit terminates only if the Unadjusted
    Account Value and the Annual Income Amount are zero due to an Excess Withdrawal.
    Please also make this change on page 67 with respect to the Highest Daily Lifetime Income
    v. 2.1 with LIA and elsewhere as appropriate.

9. Other Important Considerations (Page 73)
    With respect to the termination of the Death Benefit, please clarify whether only an Excess
    Withdrawal that reduces the Unadjusted Account Value to zero will result in the termination
    of the Death Benefit. Please revise as appropriate.

10. Highest Daily Death Benefit (Page 82)
    Please clarify that only an Excess Withdrawal that reduces the Unadjusted Account Value
    to zero will reduce the Highest Daily Death amount to zero.

11. Financial Statements, Exhibits, and Other Information
    Financial statements, exhibits, and other required or missing disclosure not included
    in this registration statement must be filed in a pre-effective amendment to
    the registration statement.

12. Tandy Comment
    We urge all persons who are responsible for the accuracy and adequacy of the
    disclosure in the filings reviewed by the staff to be certain that they have provided all
    information investors require for an informed decision. Since the registrant and its
    management are in possession of all facts relating to the registrant's disclosure, they are
    responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the registrant requests acceleration of the
    effective date of the pending registration statement, it should furnish a letter, at the
    time of such request, acknowledging that

    · should the Commission or the staff, acting pursuant to delegated authority, declare the
      filing effective, it does not foreclose the Commission from taking any action with respect
      to the filing;
    · the registrant is responsibility for the adequacy and accuracy of the disclosure in the
      filing; the staff's comments, the registrant's changes to the disclosure in response to the
      staff's comments or the action of the Commission or the staff, acting pursuant to
      delegated authority, in declaring the filing effective, does not relieve registrant from this
      responsibility; and

- the registrant may not assert this action or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * * * *

Responses to these comments should be made in a letter to me filed on Edgar and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please call me at (202) 551-6922. My fax number is (202) 772-9285 and my email address is samuels@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

Sally Samuel
Senior Counsel
Office of Insurance Products